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SEC MAIL PROCESSING
RECEIVED
DEC 2 9 2010
WASH, D.C.
189
SECTION


10032952

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C. Cataldo, Vice President & Chief Financial Officer 617-672-8952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel C Cataldo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

My Commission Expires July 6, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (filed separately)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




SEC MAIL PROCESSING
RECEIVED
DEC 29 2010
WASH. D.C.
189
SECTION

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Eaton Vance Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (the "Company") as of October 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 22, 2010

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of October 31, 2010

Assets		
Cash and cash equivalents	$	79,494,126
Investments at fair value		9,656,263
Deposits with clearing organization		36,801
Accounts receivable from sales of mutual fund shares		240,932
Accounts receivable from affiliates		3,543,445
Intercompany note and interest receivable		25,014,651
Distribution fees and other receivables		22,017,711
Deferred income taxes		7,322,676
Prepaid expenses		2,507,415
Total assets	$	149,834,020
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	33,992,382
Accounts payable for mutual fund shares sold		368,591
Accounts payable to affiliates		3,953,671
Total liabilities		38,314,644
Stockholder's Equity:		
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding		20,000
Additional paid-in capital		107,317,390
Retained earnings		4,181,986
Total stockholder's equity		111,519,376
Total liabilities and stockholder's equity	$	149,834,020

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Income
For the Year Ended October 31, 2010

Revenue:	
Service agreement income	$ 171,316,731
Service fees	130,099,366
Distribution and underwriting fee revenue	12,245,366
Interest and other revenue	5,753,713
Total revenue	319,415,176
Expenses:	
Distribution expense	104,724,039
Service fee expense	104,049,909
Employee compensation and benefits	85,891,812
Other expenses	18,481,874
Total expenses	313,147,634
Income before income taxes	6,267,542
Provision for income taxes:	
Current	5,503,368
Deferred	(1,717,662)
Total provision for income taxes	3,785,706
Net income	$ 2,481,836

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 1, 2009	$ 20,000	$ 100,020,845	$ 1,700,150	$ 101,740,995
Net income	-	-	2,481,836	2,481,836
Stock-based compensation	-	6,418,122	-	6,418,122
Tax benefit of stock option exercises	-	878,423	-	878,423
Balance, October 31, 2010	$ 20,000	$ 107,317,390	$ 4,181,986	$ 111,519,376

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Cash Flows
For the Year Ended October 31, 2010

Cash and cash equivalents, beginning of year	$ 69,242,222
Cash Flows From Operating Activities:	
Net income	2,481,836
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized losses on investments	385,837
Deferred income taxes	(1,717,662)
Stock-based compensation	6,418,122
Purchase of investments	(10,042,100)
Changes in:	
Deposits with clearing organization	1,472
Accounts receivable from sales of mutual fund shares	86,620
Distribution fees and other receivables	(2,669,589)
Prepaid expenses	1,746,637
Interest receivable on intercompany note receivable	17,113
Accounts receivable from affiliates	(1,525,254)
Accounts payable to affiliates	3,950,525
Accounts payable and accrued liabilities	7,539,011
Accounts payable for mutual fund shares sold	200,913
Net cash provided by operating activities	6,873,481
Cash Flows From Investing Activities:	
Intercompany note receivable principal repayments	2,500,000
Net cash used for investing activities	2,500,000
Cash Flows From Financing Activities:	
Excess tax benefit of stock option exercises	878,423
Net cash provided by financing activities	878,423
Net increase in cash and cash equivalents	10,251,904
Cash and cash equivalents, end of year	$ 79,494,126
Supplemental Cash Flow Information:	
Income taxes paid	$ 3,052,044

See notes to Financial Statements.

1. Summary of Significant Accounting Policies

Business and Organization

Eaton Vance Distributors, Inc. (the "Company") is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Corp. ("EVC"). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue is largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with EVC subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Basis of Presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the Financial Statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash and short-term, highly liquid investments in sponsored money market funds and commercial paper which are readily convertible to cash. Cash equivalents have original maturities of less than three months on the date of acquisition and are stated at cost, which approximates market value due to the short-term maturity of these investments.

Investments

Investments consist primarily of debt securities held in the portfolios of sponsored funds managed by an affiliate of the Company. Investments in sponsored funds are made for product development purposes.

Investment securities held in the portfolios of sponsored funds are carried at fair value based upon quoted market prices. Net unrealized gains or losses recognized on investments held in the portfolios of sponsored funds are reflected as a component of interest and other revenue in the Statement of Income.

Mutual Fund Underwriting Activities

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold on a settlement-date basis, which approximates trade-date basis. Commission income and expense from sales of mutual fund shares are recorded on a trade-date basis.

Revenue Recognition

The Company currently sells Eaton Vance open-end mutual funds under four primary pricing structures: front-end load commission ("Class A"); spread-load commission ("Class B"); level-load commission ("Class C"); and institutional no-load ("Class I"). Distribution and service fees for all share classes, as further described below, are calculated as a percentage of average daily assets and recorded in revenue as earned, gross of any third-party distribution and service fee arrangements. Both distribution and service fees are earned daily and paid monthly. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party. These expenses are also paid monthly.

For Class A shares, the shareholder pays an underwriter commission to the Company of up to 75 basis points of the dollar value of the shares sold. Underwriter commissions are recorded in revenue at the time of sale. Under certain conditions, the Company may waive the front-end sales load on Class A shares and sell the shares at net asset value. The Company does not receive underwriter commissions on such sales. In addition, for most funds the Company generally receives (and then pays to authorized firms after one year) distribution and service fees of up to 30 basis points of average net assets annually. In the case of certain other funds, the Company may receive 50 basis points of distribution fees in the first year and 25 basis points of distribution fees thereafter and pay to authorized firms a service fee after one year not to exceed 25 basis points annually of average daily net assets.

Class B shares are offered at net asset value, with the Company paying a commission to the selling dealer at the time of sale from its own funds, which may be borrowed. Such payments are capitalized as deferred sales commissions and amortized over the period during which the shareholder is subject to a contingent deferred sales charge, which does not exceed six years. The Company recovers the dealer commissions paid on behalf of the shareholder through distribution fees limited to an annual rate of 75 basis points of the average net assets of the Class B shares. In addition, the Company receives (and then pays to authorized firms after one year) a service fee not to exceed 25 basis points annually of average net assets. Class B shares automatically convert to Class A shares after eight years of ownership.

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charges on redemptions after the first year. The Company pays a commission and the first year's service fees to the dealer at the time of sale, which together are capitalized and amortized over the first year. The Company receives distribution fees and service fees similar to those for Class B shares at an annual rate of up to 75 basis points and 25 basis points, respectively, of average net assets of the Class. The Company pays both the distribution fee and service fee to the dealer after one year.

Class I shares are offered to certain types of investors at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees.

Related Party Transactions

The Company has an agreement with Eaton Vance Management, ("EVM") whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for EVM's agreement to assume the costs incurred by the Company in connection with

the distribution of these funds. For the year ended October 31, 2010, the revenue earned by EVM and the costs incurred by EVM under this agreement were as follows:

Revenue earned by EVM:		
Distribution fees received from investment companies	$	91,348,344
Costs incurred by EVM:		
Amortization of deferred sales commissions	$	35,331,462
Deferred sales commissions	$	47,243,501

In addition, the Company has a service agreement with EVM whereby EVM compensates the Company for distributing shares of investment companies for which EVM, or its wholly-owned subsidiary, Boston Management and Research ("BMR"), is the investment adviser. For its services, the Company is compensated in an amount equal to one hundred and two percent (102%) of all of the Company's operating expenses, less the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with GAAP. For the year ended October 31, 2010, the Company earned $171,316,731 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income.

The Company has a note receivable from EVM due December 31, 2010, with a remaining principal balance of $25,000,000. Interest on the note accrues at a fixed rate of 0.69 percent, with interest due on a quarterly basis. Accrued interest receivable at October 31, 2010 was $14,651. The note may be prepaid in part or in full at any time. The Company recorded interest income of $205,162 related to the note for the year ended October 31, 2010.

In the ordinary course of business, the Company has transactions with other subsidiaries of EVM and EVC. These transactions resulted in a receivable from affiliates of $3,543,445 and a payable to affiliates of $3,953,671 at October 31, 2010.

Income Taxes

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. Deferred taxes relate principally to capitalized closed-end fund expenses, stock-based compensation and compensation and benefits.

Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a hierarchy that prioritizes inputs to valuation techniques to measure fair value. This fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value and gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the nature of the inputs that are significant to the fair value measurement in its entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In

such cases, an investment's classification within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Level 1	Unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date.
Level 2	Observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.
Level 3	Unobservable inputs that are supported by little or no market activity.

The Company recognizes any transfers between levels at the end of each fiscal year.

Financial Instruments

Estimates of the fair value of financial instruments have been determined by the Company using valuation methodologies based on assumptions involving discount rates and future cash flows. Financial instruments subject to such disclosure include cash equivalents, accounts receivable from sales of mutual fund shares, accounts receivable from affiliates, intercompany note and interest receivable, distribution fees and other receivables, accounts payable, accounts payable to affiliate and accrued liabilities. The fair value of these financial instruments approximates their carrying value as of October 31, 2010.

Stock-Based Compensation

The Company accounts for stock-based compensation expense using the fair value method. Under the fair value method, stock-based compensation expense reflects the fair value of stock-based awards measured at grant date, is recognized over the relevant service period and is adjusted each period for anticipated forfeitures. The fair value of each option award is estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Stock-based compensation expense for employees who are not retirement eligible is recognized on a straight-line basis over the service or vesting period of the option (generally five years). The Company immediately recognizes compensation expense at grant date for all awards granted to retirement-eligible employees. For awards granted to employees approaching retirement eligibility, compensation expense is recognized on a straight-line basis over the period from the grant date through the retirement eligibility date.

2. Investments

The following is a summary of investments at October 31, 2010:

Sponsored funds:		
Debt securities	$	9,656,263
Total investments	$	9,656,263

The following is a summary of the cost and fair value of investments held in the portfolios of sponsored funds at October 31, 2010:

	Cost	Fair Value
Sponsored funds:		
Debt securities	$ 10,042,099	$ 9,656,263
Total	$ 10,042,099	$ 9,656,263

The Company recognized $385,836 net unrealized losses related to investments for the year ended October 31, 2010.

3. Fair Value Measurements

As discussed in Note 1, accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards establish a hierarchy that prioritizes inputs to valuation techniques to measure fair value and gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

All of the Company's investments are carried at fair value.

There were no transfers between Level 1 and Level 2 during the year ended October 31, 2010.

The following is a description of the valuation methodologies used for financial assets and liabilities measured at fair value, as well as the general classification of such financial assets and liabilities pursuant to the valuation hierarchy.

Financial Instrument	Hierarchy	Valuation Methodology
Cash Equivalents	Level 1	Includes investments in money market funds. Fair value is determined based upon unadjusted quoted market prices.
	Level 2	Includes commercial paper. Fair value is determined based upon observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets in active markets, quoted prices for identical or similar assets that are not active, and inputs other than quoted prices that are observable corroborated by observable market data.

Investments	Level 2	Includes certain debt securities. Fair value is determined using observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data. If events occur after the close of the primary market for any security, the quoted market prices may be adjusted for the observable price movements of country-specific market proxies.

The following table summarizes the assets measured at fair value on a recurring basis and their assigned levels within the hierarchy at October 31, 2010:

	Level 1	Level 2	Level 3	Other Assets Not Held at Fair Value	Total
Cash equivalents	$ 126,641	$ 71,017,004	$ -	$ -	$ 71,143,645
Investments:					
Debt securities	$ -	$ 9,656,263	$ -	$ -	$ 9,656,263
Total	$ -	$ 9,656,263	$ -	$ -	$ 9,656,263

While the Company believes the valuation methods described above are appropriate, the use of different methodologies or assumptions to determine fair value could result in a different estimate of fair value at the reporting date.

4. Fair Value Measurement of Other Financial Instruments

The following is a summary of the carrying amounts and estimated fair values of the Company's other financial instruments at October 31, 2010:

	Carrying Value	Fair Value
Intercompany note and interest receivable	$ 25,014,651	$ 25,014,651

For fair value purposes the carrying value of the other investments and intercompany note and interest receivable is estimated to approximate fair value.

5. Stock-Based Compensation Plans

The Company's stock-based compensation plans include the 2008 Omnibus Incentive Plan, as amended and restated (the "2008 Plan"), the Employee Stock Purchase Plan and the Incentive Plan – Stock Alternative. The Company recognized total compensation cost related to its plans as follows for the year ended October 31, 2010:

2008 Plan:		
Stock options	$	4,109,795
Restricted shares		1,836,796
Employee Stock Purchase Plan		253,050
Incentive Plan – Stock Alternative		218,481
Total stock-based compensation expense	$	6,418,122

The total income tax benefit recognized for stock-based compensation arrangements was $1,767,102 for the year ended October 31, 2010.

2008 Omnibus Incentive Plan

The 2008 Plan, which is administered by the Compensation Committee of the Board of Directors of EVC, allows for awards of stock options, restricted shares and phantom stock units to eligible employees and non-employee Directors. Options to purchase EVC Non-Voting Common Stock granted under the 2008 Plan expire ten years from the date of grant, vest over five years and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant. Restricted shares of EVC Non-Voting Common Stock granted under the 2008 Plan vest over five years and may be subject to performance goals. Phantom stock units granted under the 2008 Plan vest over two years. The 2008 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 9.0 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2008 Plan. Through October 31, 2010, 2.0 million restricted shares and options to purchase 5.7 million shares have been issued pursuant to the 2008 Plan. On November 1, 2010, the Board authorized the reserve of an additional 3.5 million shares.

Stock Options
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option.

Many of these assumptions require management's judgment. EVC's stock volatility assumption is based upon its historical stock price fluctuations. EVC uses historical data to estimate option forfeiture rates and the expected term of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair values per share of stock options granted during the year ended October 31, 2010 using the Black-Scholes option pricing model were as follows:

Weighted-average grant date fair value of options granted	$8.84
Assumptions:	
Dividend yield	1.8% to 2.3%
Volatility	33%
Risk-free interest rate	2.7% to 3.6%
Expected life of options	7.3 years

Stock option transactions under the 2008 Plan and predecessor plans for the year ended October 31, 2010, are summarized as follows:

(share and intrinsic value figures in thousands)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding, beginning of period[(1)]	2,981	$ 25.98		
Granted	392	28.44		
Exercised	(352)	17.91		
Forfeited/Expired	(43)	31.71		
Options outstanding, end of period	2,978	$ 27.17	5.8	$ 13,277
Options exercisable, end of period	1,597	$ 23.86	4.4	$ 10,237
Vested or expected to vest at October 31, 2010	2,923	$ 27.10	5.8	$ 13,156

(1) Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.

Options exercised represent newly issued EVC shares. The total intrinsic value of options exercised during the year ended October 31, 2010 was $4,915,906. The total fair value of EVC shares that vested during the year ended October 31, 2010 was $3,687,477.

As of October 31, 2010, there was $7,043,568 of compensation cost related to unvested options granted under the 2008 Plan and predecessor plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.7 years.

Restricted Shares

Compensation expense related to restricted share grants is recorded over the forfeiture period of the restricted shares, as they are contingently forfeitable. As of October 31, 2010, there was $5,737,668 of compensation cost related to unvested awards not yet recognized. That cost is expected to be recognized over a weighted-average period of 3.5 years.

A summary of the Company's restricted share activity for the year ended October 31, 2010, under the 2008 Plan and predecessor plans is presented below:

(share figures in thousands)	Shares	Weighted-Average Grant Date Fair Value
Unvested, beginning of period [(1)]	172	$ 24.69
Granted	151	28.72
Vested	(20)	26.21
Forfeited/Expired	(7)	24.92
Unvested, end of period	296	$ 26.64

(1) Restricted shares outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.

Employee Stock Purchase Plan

A total of 9.0 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Employee Stock Purchase Plan. The plan qualifies under Section 423 of the United States Internal Revenue Code and permits eligible employees to direct up to 15 percent of their salaries up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of the Non-Voting Common Stock at the beginning or at the end of each six-month offering period. Through October 31, 2010, 7.7 million shares have been issued to EVC's employees pursuant to this plan.

Incentive Plan—Stock Alternative

A total of 4.8 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Incentive Plan - Stock Alternative. The plan permits employees and officers to direct up to half of their monthly and annual incentive bonuses toward the purchase of Non-Voting Common Stock at 90 percent of the average market price of the stock for the five business days subsequent to the end of the offering period. Through October 31, 2010, 3.6 million shares have been issued to EVC's employees pursuant to this plan.

6. Employee Benefit Plans

Profit Sharing and Savings Plan

EVC has a Profit Sharing and Savings Plan for the benefit of substantially all employees, including employees of the Company. The Profit Sharing and Savings Plan is a defined contribution profit sharing plan with a 401(k) deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. The plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. The Company then matches each participant's contribution on a dollar-for-dollar basis to a maximum of $1,040 per annum. In addition, the Company may, at its discretion, contribute up to 15 percent of eligible employee compensation to the plan, up to a maximum of $36,750 per employee for the year ended October 31, 2010. The Company's expense under the plan and its predecessor plans was $2,570,768 for the year ended October 31, 2010.

7. Income Taxes

Income taxes, as stated as a percentage of income before income taxes at October 31, 2010, are comprised of the following:

Federal statutory rate	35.0%
Increases in taxes from:	
State income taxes (net of effect of federal tax)	5.9%
Non deductible meals and entertainment expense	9.1%
Stock-based compensation	9.1%
Provision for income taxes	59.1%

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2010 are as follows:

Deferred tax assets:		
Closed-end fund expenses	$	5,372,015
Compensation and benefit expense		1,849,188
Stock-based compensation		3,362,766
Other		152,065
Total deferred tax asset	$	10,736,034
Deferred tax liabilities:		
Closed-end fund expenses		(947,512)
Compensation and benefit expense		(2,055,375)
Unrealized holdings losses on investments		(149,012)
Other		(261,459)
Total deferred tax liability	$	(3,413,358)
Net deferred tax asset	$	7,322,676

No valuation allowance has been recorded for deferred tax assets, reflecting management's belief that all deferred tax assets will be utilized.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. For purposes of this rule, the Company had net capital of $59,735,384 at October 31, 2010, which exceeded its minimum net capital requirement of $2,554,563. The Company's ratio of aggregate indebtedness to net capital at October 31, 2010 was 0.64-to-1.

9. Exemption Rule 15c3-5

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2)(i) thereof.

10. Major Sources of Revenue

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds. There were no portfolios or related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2010.

11. Subsequent Events

The Company evaluated subsequent events and transactions occurring after October 31, 2010 through December 22, 2010, the date these financial statements were issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements.

*****

Eaton Vance Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
As of October 31, 2010

Capital - Stockholder's equity	$ 111,519,376
Deductions:	
Nonallowable assets:	
Deposits with clearing organization	36,801
Accounts and note receivable from affiliate	28,558,096
Distribution fees and other receivables	9,236,793
Prepaid expense	2,507,415
Deferred tax asset	10,736,034
Total deductions	51,075,139
Net Capital Before Haircuts on Securities	60,444,237
Haircuts on Securities	708,853
Net Capital	$ 59,735,384
Aggregate Indebtedness:	
Accounts payable for accrued liabilities	34,364,771
Accounts payable to affiliate	3,953,671
Total Aggregate Indebtedness	$ 38,318,442
Minimum Net Capital Requirement of Broker or Dealer (6-2/3% of aggregate indebtedness)	$ 2,554,563
Excess Net Capital	$ 57,180,821
Ratio of Aggregate Indebtedness to net capital	0.64

Note: The difference between the net capital computation above and that per the unaudited FOCUS report as filed relates to an adjustments to deferred tax assets of $2,030,719.

Eaton Vance Distributors, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2010

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA
Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

December 22, 2010

To the Board of Directors and Stockholders of
Eaton Vance Distributors, Inc.

In planning and performing our audit of the financial statements of Eaton Vance Distributors, Inc. (the "Company") as of and for the year ended October 31, 2010 (on which we issued our report dated December 22, 2010 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding significant transactions with affiliates), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Eaton Vance Distributors, Inc.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedules as of and for the year ended October 31, 2010
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT